EXHIBIT 99.1

HEXO Corp Announces Repayment of Credit Facility

OTTAWA, May 03, 2021 (GLOBE NEWSWIRE) -- HEXO Corp (“HEXO”, or the “Company”) (TSX: HEXO; NYSE: HEXO) today announced that it has repaid, effective April 30, 2021, the total outstanding balance on its credit facility established under its credit agreement dated February 14, 2019 with Canadian Imperial Bank of Commerce as sole bookrunner, co-lead arranger and administrative agent, and Bank of Montreal as co-lead arranger and syndication agent, together with accrued interest and associated fees, in the amount of approximately $28.9 million.

“We believe repayment of the credit facility provides HEXO with flexibility as we continue to execute on our US expansion plans and our goal to become a top two Canadian LP by adult-use recreational cannabis sales,” said HEXO CEO and co-founder Sebastien St-Louis. “We would like to thank our lenders for their support, which has contributed to HEXO’s success to date.”

About HEXO (TSX: HEXO; NYSE: HEXO)

HEXO Corp is an award-winning consumer packaged goods cannabis company that creates and distributes innovative products to serve the global cannabis market. The Company serves the Canadian adult-use markets under its HEXO, HEXO Plus, Up, Original Stash and Bake Sale brands and the medical market under HEXO medical cannabis. For more information, please visit hexocorp.com.

Forward Looking Statements

This press release contains forward-looking information and forward-looking statements within the meaning of applicable securities laws (“forward-looking statements”). Forward-looking statements are based on certain expectations and assumptions and are subject to known and unknown risks and uncertainties and other factors that could cause actual events, results, performance and achievements to differ materially from those anticipated in these forward-looking statements. Forward-looking statements should not be read as guarantees of future performance or results. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company disclaims any intention or obligation, except to the extent required by law, to update or revise any forward-looking statements as a result of new information or future events, or for any other reason.

Investor Relations:

invest@HEXO.com

www.hexocorp.com

Media Relations:

(819) 317-0526

media@hexo.com